Holdings & Sectors

Holdings

Top 15 Holdings as of December 31, 2016	
MasterCard, Inc.	5.61%
American International Group, Inc.	4.84%
Apple Inc.	4.57%
Citigroup, Inc.	4.40%
Bank of America Corp.	4.36%
BNP Paribas SA	3.93%
Baidu, Inc.	3.25%
Diageo PLC	3.08%
Banco Do Brasil	2.87%
International Business Machines Corp.	2.87%
Alphabet, Inc. Class A	2.74%
Mobile Telesystems OJSC	2.70%
Alphabet, Inc. Class C	2.67%
Teva Pharmaceutical Industries, Ltd.	2.51%
T. Rowe Price Associates, Inc.	2.41%

Sectors

Ticker Symbol: MUNDX

DATE: 1/6/2017
NAV: 15.24
DAY CHANGE: -0.03

2016 Dividend & Capital Gains as of 12/23/2016

Dividend: $0.07361
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Quarterly Commentary 4Q16
Mundoval Factsheet 4Q16

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Information Technology
23.22%
Financials
22.82%
Energy
11.76%
Consumer Discretionary
10.32%
Consumer Staples
10.30%
Healthcare
8.11%
Telecommunications
3.82%
Industrials
3.26%
Utilities
2.19%
Materials
0.00%
Cash
4.20%

Fund Sectors as of December 31, 2016	
Information Technology	23.22%
Financials	22.82%
Energy	11.76%
Consumer Discretionary	10.32%
Consumer Staples	10.30%
Healthcare	8.11%
Telecommunications	3.82%
Industrials	3.26%
Utilities	2.19%
Materials	0.00%
Cash	4.20%


PROSPECTUS

Geographic Diversification

As of December 31, 2016


4.20%
43.85%
51.95%
Domestic
International
Net Cash [1]

**Net Cash represents cash equivalents and other assets less liabilities.*

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837



Performance & NAV

Average Annual Total Returns[2]

As of December 31, 2016


Mundoval Fund
MSCI World Index
4.87%
1.84%
12.03%
7.51%
-0.67%
3.80%
9.19%
10.40%
3.66%
3.82%
5.92%
6.43%
Non-annualized
QTD
1 Year
3 Year
5 Year
10 Year
*Since Inception

Hypothetical Growth of $10,000 since inception[2]


$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$20,319
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $20,319.71 on 12/31/16. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Ticker Symbol: MUNDX

DATE: 1/6/2017
NAV: 15.24
DAY CHANGE: -0.03

2016 Dividend & Capital Gains as of 12/23/2016

Dividend: $0.07361
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

LATEST NEWS

Quarterly Commentary 4Q16
Mundoval Factsheet 4Q16

SUBSCRIBE TO OUR NEWSLETTER

name
email
phone

Choose Newsletter

Mundoval Fund Newsletter ☐
Advisor Commentary ☐
Whitepapers ☐

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

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PROSPECTUS

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA
92037
PH: 858-454-4837

